SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 2)*

LIBERTY GLOBAL PLC

(Name of lssuer)

Liberty Global Class A Ordinary Shares, nominal value $0.01 per share

Liberty Global Class B Ordinary Shares, nominal value $0.01 per share

(Title of Class of Securities)

Liberty Global Class A Ordinary Shares: G5480U 104

Liberty Global Class B Ordinary Shares: G5480U 112

(CUSIP Numbers)

Michael T. Fries

c/o Liberty Global plc

1550 Wewatta Street, Suite 1000

Denver, CO 80202

(303) 220-6600

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

March 15, 2019

(Date of Event(s) Which Require(s) Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 130, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(t) or 240.13d-1(g), check the following box.  ☐

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7(b) for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) or otherwise subject to the liabilities of that section of the Exchange Act, but shall be subject to all other provisions of the Exchange Act (however, see the Notes).

CUSIP No.	G5480U 104 (Liberty Global Class A ordinary shares)	13D/A
G5480U 112 (Liberty Global Class B ordinary shares)

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Michael T. Fries
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION U.S.

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER Liberty Global Class A ordinary shares: 2,208,287(1),(2),(3),(4) Liberty Global Class B ordinary shares: 1,390,295(4)
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER Liberty Global Class A ordinary shares: 2,208,287(1),(2),(3),(4) Liberty Global Class B ordinary shares: 1,390,295(4)
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON Liberty Global Class A ordinary shares: 2,208,287(1), (2),(3),(4) Liberty Global Class B ordinary shares: 1,390,295(4)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Liberty Global Class A ordinary shares: 1.10%(1),(2),(3),(4),(5) Liberty Global Class B ordinary shares: 12.10%(5)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

(1)

Includes (a) 45,603 Liberty Global Class A ordinary shares (“Liberty Global Class A Shares”) that would be issuable upon exercise by Mr. Fries of those of his SARs that are exercisable on, or will be exercisable within 60 days of, April I, 20I9, assuming exercise and net settlement at the closing sale price on April I, 2019, of Liberty Global Class A Shares ($24.90), and without subtraction of additional shares for withholding tax obligations and (b) 1,390,295 Liberty Global Class A Shares that are issuable upon conversion of Mr. Fries’ Liberty Global Class B ordinary shares.

(2)

Includes 46,200 Liberty Global Class A Shares held by a trust (the “Fries Trust”) managed by an independent trustee, of which the beneficiaries are Mr. Fries’ adult children. Mr. Fries has no pecuniary interest in the Fries Trust, but he retains the right to substitute the assets held by the Fries Trust, as to which shares Mr. Fries disclaims beneficial ownership.

(3)	Includes 1,977 Liberty Global Class A Shares held in the Liberty Global 401(k) Savings and Stock Ownership Plan for the benefit of Mr. Fries.
(4)

Each Liberty Global Class B ordinary share is convertible, at the option of the holder, into one Liberty Global Class A Share. Each Liberty Global Class A Share is entitled to one vote, whereas each Liberty Global Class B ordinary share is entitled to ten votes. These classes of ordinary shares generally vote together as a single class on all matters. Accordingly, assuming Mr. Fries does not convert his Liberty Global Class B ordinary shares, Mr. Fries may be deemed to beneficially own voting equity securities representing approximately 4.6% of the voting power with respect to the general election of directors of Liberty Global pic, a public limited company organized under the laws of England and Wales (the “Issuer”) based on the outstanding shares noted in note (5) below. The number of Liberty Global Class B ordinary shares reported in this filing excludes ordinary shares that are subject to the letter agreement discussed in Item 6 of the Original Statement (as defined below) and owned by the Malone Trust (as defined in Item 6 of the Original Statement).

(5)

Based on 204,483,313 Liberty Global Class A Shares and 11,489,888 Liberty Global Class B ordinary shares outstanding as of February I3, 20I9, adjusted for the issuance of the Liberty Global Class B ordinary shares on March 15, 2019.

UNITED STATES

SECURITIES AND EXCHANGE

COMMISSION WASHINGTON, D.C. 20549

SCHEDULE 13D/A

(Amendment No. 2)

Statement of

MICHAEL T. FRIES

Pursuant to Section 13(d) of

the Securities Exchange Act

of 1934

in respect of

LIBERTY GLOBAL PLC

This Amendment No.2 to Schedule 13D (this “Amendment”) amends and supplements the Statement on Schedule 13D originally filed by Michael T. Fries (“Mr. Fries”) with the Securities and Exchange Commission (the “SEC”) on August 24, 2017 (the “Original Statement”), as amended by Amendment No. 1 thereto filed with the SEC on February 9, 2018 (“Amendment No. 1”),and relates to (i) the Liberty Global Class A Shares, nominal value $0.01 per share, of the Issuer, and (ii) the Liberty Global Class B ordinary shares, nominal value $0.01 per share, of the Issuer (together with Liberty Global Class C ordinary shares, nominal value $0.01 per share (“Liberty Global Class C Shares”), the “Liberty Global Ordinary Shares”). The Original Statement, Amendment No. 1 and this Amendment are collectively referred to as the “Statement.” Capitalized terms used but not defined herein have the meanings given to such terms in the Statement. This Amendment is being filed by Mr. Fries to report his acquisition of beneficial ownership, on March 15, 2019, of Liberty Global Class B ordinary shares pursuant to the terms of the Issuer’s 2018 annual performance bonus program. Except as set forth herein, the Statement is unmodified.

Item 3.	Source and Amount of Funds or Other Consideration.

Item 3 of the Statement is hereby amended and supplemented to incorporate by reference the information contained in Item 4 of the Statement.

Item 4.	Purpose of the Transaction.

Item 4 of the Statement is hereby amended and supplemented to include thefollowing information:

The Issuer’s annual performance award program includes a shareholder incentive program that allows participants, including Mr. Fries, to receive up to 100% of their annual performance awards in ordinary shares of the Issuer in lieu of cash. On March 15, 2019, the Issuer issued Mr. Fries 390,295 ordinary shares of Liberty Global Class B ordinary shares in respect of his 2018 annual performance award (the “Bonus Shares”). These shares represent Mr. Fries’ election to receive such ordinary shares as provided in the shareholder incentive program. In order to receive the full value of his Bonus Shares, Mr. Fries paid in cash the required tax withholding ($4,358,740) and retained 167,450 of the Liberty Global Class B ordinary shares reported above. In addition, Mr. Fries received restricted share units representing the right to receive 48,786 shares of Liberty Global Class B ordinary shares (the “Premium RSUs”) pursuant to the terms of the shareholder incentive program of the Issuer’s 2018 annual performance bonus program. The Premium RSUs will vest in full on March 1, 2020, provided that Mr. Fries does not sell, assign, transfer or otherwise dispose of any of the Bonus Shares prior to such vesting date.

Mr. Fries reviews his holdings in the Issuer from time to time. Depending on various factors, including, without limitation: the Issuer’s operations, prospects and strategic direction; actions taken by the board of directors; other business and investment opportunities available to Mr. Fries; estate planning and tax considerations; and market conditions (including the trading prices of the Liberty Global Ordinary Shares) and general economic and industry conditions, Mr. Fries may take such actions with respect to his investments in the Issuer as he deems appropriate, including, without limitation: purchasing or otherwise acquiring additional Liberty Global Ordinary Shares or other financial instruments related to the Issuer in open market or privately negotiated transactions or pursuant to the exercise of share appreciation rights or under other compensatory stock plans of the Issuer; and selling or otherwise disposing of some or all of his beneficial or economic holdings, or otherwise changing his intention with respect to any and all matters relating to the Issuer.

Other than as provided herein, and except as contained in the agreements previously filed as exhibits to the Statement or as has been publicly announced by the Issuer, Mr. Fries does not have any plans or proposals that relate to or would result in any of the actions set forth in clauses (a) through (j) of Item 4.

Item 5.	Interest in Securities of the Issuer.

Item 5 of the Statement is hereby amended and restated in its entirety as follows:

(a) Mr. Fries may be deemed to own Liberty Global Ordinary Shares as follows:

	Actual Ownership		Deemed Beneficial Ownership
Class	Number	Class Percentage (5)	Number	Class Percentage (5)
Liberty Global Class A	772,389 (2)(3)	Less than 1%	2,208,287 (1)(2)(3)	1.10%
Liberty Global Class B	1,390,295 (4)	12.10%	1,390,295 (4)	12.10%
Liberty Global Class C	1,611,588 (2)(3)	Less than 1%	1,747,797 (1)(2)(3)	Less than 1%

(1)

Includes (a) 45,603 Liberty Global Class A Shares and 136,209 Liberty Global Class C Shares that would be issuable upon exercise by Mr. Fries of those of his SARs that are exercisable on, or will be exercisable within 60 days of, April1, 2019, assuming exercise and net settlement at the closing sale price on April 1, 2019, of Liberty Global Class A Shares ($24.90) and Liberty Global Class C Shares ($24.15), and without subtraction of additional shares for withholding tax obligations, and (b) 1,390,295 Liberty Global Class A Shares that are issuable upon conversion of Mr. Fries’ Liberty Global Class B ordinary shares.

(2)

Includes 46,200 Liberty Global Class A Shares and 283,360 Liberty Global Class C Shares held by the Fries Trust, managed by an independent trustee, of which the beneficiaries are Mr. Fries’ adult children. Mr. Fries has no pecuniary interest in the Fries Trust, but he retains the right to substitute the assets held by the Fries Trust, as to which shares Mr. Fries disclaims beneficial ownership.

(3)	Includes 1,977 Liberty Global Class A Shares and 13,061 Liberty Global Class C Shares held in the Liberty Global 401(k) Savings and Stock Ownership Plan for the benefit of Mr. Fries.
(4)

Each Liberty Global Class B ordinary share is convertible, at the option of the holder, into one Liberty Global Class A Share. Each Liberty Global Class A Share is entitled to one vote, whereas each Liberty Global Class B ordinary share is entitled to ten votes. These classes of ordinary shares generally vote together as a single class on all matters. Accordingly, assuming Mr. Fries does not convert his Liberty Global Class B ordinary shares, Mr. Fries may be deemed to beneficially own voting equity securities representing approximately 4.6% of the voting power with respect to the general election of directors of the Issuer based on the outstanding shares noted in note (5) below. The number of Liberty Global Class B ordinary shares reported in this filing excludes ordinary shares that are subject to the letter agreement discussed in Item 6 of the Original Statement and owned by the Malone Trust (as defined in Item 6 of the Original Statement).

(5)

Based on 204,483,313 Liberty Global Class A Shares, 11,489,888 Liberty Global Class B ordinary shares and 526,521,570 Liberty Global Class C Shares outstanding as of February 13, 2019, adjusted for the issuance of the Liberty Global Class B ordinary shares on March 15, 2019.

(b) Mr. Fries has the sole power to vote, or to direct the voting of, his Liberty Global Ordinary Shares. Mr. Fries has the sole power to dispose of, or to direct the disposition of, his Liberty Global Ordinary Shares. The Fries Trust holds 46,200 Liberty Global Class A Shares and 283,360 Liberty Global Class C Shares, which Mr. Fries has no pecuniary interest in and disclaims beneficial ownership thereof. To Mr. Fries’ knowledge, the Fries Trust has the sole power to vote and to dispose of, or to direct the voting or disposition of, the Liberty Global Ordinary Shares held by the Fries Trust.

(c) In addition to the transaction reported in this Amendment, the compensation committee of the Issuer determined that Mr. Fries earned approximately 82.3% of performance share units granted to him in 2016, resulting in an award of time vested restricted share units for 186,914 Liberty Global Class A ordinary shares and 373,829 Liberty Global Class C ordinary shares in February 2019. Pursuant to the terms of the restricted share units 50% vested on April 1, 2019, resulting in Mr. Fries receiving an additional 52,307 Liberty Global Class A ordinary shares and 104,615 Liberty Global Class C ordinary shares in each case after giving effect to a net settlement in respect of applicable withholding requirements. To his knowledge, the Fries Trust has not executed any transactions in respect of the Liberty Global Ordinary Shares within the last sixty (60) days.

(d) None.

(e) On December 29,2017, as a result of the Split-Off(as defined in Item 4 of Amendment No. 1), Mr. Fries ceased to be the beneficial owner of any LiLAC Class A ordinary shares, LiLAC Class B ordinary shares or LiLAC Class C ordinary shares (each as defined in the Original Statement).

Signature

After reasonable inquiry and to the best of my knowledge and belief; I certify that the information set forth in this Statement is true, complete and correct.

/s/ Michael T. Fries
Dated : April 3, 2019	Michael T. Fries